

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

November 19, 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the SEC Form 17-Q of JG Summit Holdings, Inc. containing the unaudited financial statements as of and for the fiscal quarter ended September 30, 2004.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

Encl: as stated

/mhd


OSCAR GOMEZ
PM 2:34

SEC Number **184044**
File Number

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES
(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City
(Company's Address)

633-7631
(Telephone Number)

December 31, 2004
(Year Ending)
(month & day)

SEC Form 17-Q
Form Type

Amendment Designation (If applicable)

For the Quarter Ended September 30, 2004
Year Ended Date

(Secondary License Type and File Number)



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **September 30, 2004**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [ ] (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Nine Months Ended September 30, 2004 vs. September 30, 2003

JG Summit Holdings, Inc. posted a net income of ₱1.80 billion for the nine months ended September 30, 2004, an increase of 1.7% over the net income of ₱1.77 billion for the same period last year. Excluding nonrecurring losses amounting to ₱63.6 million in 2004 and ₱17.7 million in 2003, year to date profits slightly increased by 4.0% to ₱1.86 billion as against last year's ₱1.79 billion. Our core businesses, food and property sectors, continue to provide the Company with improved net profits. Despite the strong showing of these business units, however, the Company's bottom line was greatly affected by the losses incurred in the telecommunications business, particularly in its wireless business and increasing interest rates, which reduced the earnings of our financial services business unit.

Consolidated revenues amounted to ₱44.53 billion for the nine-month period ended September 30, 2004, up by 12.5% from last year's ₱39.59 billion. Our flagship company, URC, remains consistent as the largest revenue provider, while our telecommunications, airline and textile businesses contributed significant growth in revenue by 11.6%, 28.7% and 41.3%, respectively. Revenue of real estate business also improved whereas our petrochemical's revenue slightly declined during the period.

Gross profit for the nine months ended September 30, 2004 amounted to ₱14.27 billion from last year's ₱12.23 billion, up by 16.7%. Operating expenses grew 10.2% to ₱11.26 billion from last year's ₱10.22 billion, mainly attributable to the telecommunication business for its wireless segment operations and foods business for its expanding regional operations.

Interest expense increased by 15.7% to ₱4.38 billion from last year's ₱3.79 billion due to additional borrowings made during the period and the effects of the depreciation of the value of peso against US dollar.

As a result, net operating income went up by 26.3% to ₱2.10 billion from last year's ₱1.66 billion.

Other income (charges) account consists of, among others, amortization of goodwill, foreign exchange loss and provision for probable losses, net of recovery in value of temporary investments. For the nine months ended September 30, 2004, other charges amounted to ₱218.8 million as against last year's ₱43.6 million.

FOODS

Universal Robina Corporation (URC) registered a consolidated net sales and services of ₱19.9 billion for the nine months ended June 30, 2004, an increase of 16.2% over the same period of last year despite highly competitive environment and depressed economic condition marked by political and security concerns. Revenue growth was led again by the strong performance of its core business, Branded Consumer Foods (BCF) business, particularly its expanding international operations in Southeast Asia, and improved revenues of its Agro-industrial and commodity foods businesses. URC's gross margin improved by 12.2% compared to the same period of last year to ₱5.2 billion. Moreover, income from operations climbed to ₱1.9 billion, a remarkable 20% increase over ₱1.6 billion recorded last year. Operating expenses, on the other hand, also increased by 8.1% compared to the same period of last year to ₱3.3 billion as a result of expanding regional operations and sustained marketing activities. Net income for the three quarters of fiscal year 2004 was up by ₱316.0 million, 28.8% better compared to the same period of last year.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱ 3.9 billion for the nine months ended June 30, 2004, 21.1% more than ₱3.3 billion realized in the same period in 2003.

The Company's revenues and operating income are expected to improve further in the last quarter of the fiscal year as it continues to expand its regional operations and domestically firm up its leadership in its core categories, consistently build strong brands, continuously improve product quality and better its cost competitiveness by streamlining plant operations and increasing efficiencies.

The Company's and its majority-owned subsidiaries' key performance indicators are growth in sales, gross margin, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) and net income measured from period to period.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱1.11 billion for the third quarter of fiscal year 2004, bringing up revenues to ₱ 3.23 billion, up by 6% from last year's ₱3.06 billion. The Company was able to achieve an 18% growth in Income from Operations, from last year's ₱973.5 million to ₱1.2 billion this year. EBITDA amounting to P1.8 billion this year shows 15% increase from last year's balance of ₱1.6 billion. Net income for the nine months ended June 30, 2004 stood at ₱815.4 million, up by 19% from last year's ₱682.4 million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 62% of the Company's gross revenues. Rental revenues from Commercial Centers amounted to ₱2 billion as against last year's ₱1.7 billion. The 15% increase is due to additional malls, which opened after the first quarter of FY 2003 such as, Robinsons Place - Sta. Rosa, Big R Supercenter in Cagayan De Oro and Robinsons Place - Damariñas. Moreover, with the recent addition of two more malls during the first quarter of FY 2004, the Robinsons Place – Lipa and Big R Supercenter in Cainta, revenue contribution of the Commercial Centers Division is expected to increase further. The Division's EBIT, EBITDA and Net Income before Income Tax has shown a positive variance of 20%, 18% and 19%, respectively from last year's figures mainly due to higher revenues.

RLC's High Rise Buildings Division registered a 13% decrease in realized revenues from ₱581.5 million last year down to ₱503.4 million this year. This is mainly due to the fact that there were only few units left for sale this year for the Galleria Regency and RPR-Manila projects. On the other hand, the Division's lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center) continues to thrive. Rental income from these three properties increased by 54% from ₱94.2 million to ₱144.7 million over the same period. High Rise Buildings Division presented a decrease in its EBIT, EBITDA and Net Income before Income Taxes of (40%), (26%) and (38%), respectively compared to that of last year's because of lower realized revenues and higher costs and expenses.

The Hotel Division, a major contributor to the Company's recurring revenues, registered gross revenues of ₱360 million for the past nine months of FY 2004 as against ₱473 million last year. The decrease in revenue is brought about by the closure of Manila Midtown Hotel last May 2003. Despite the industry slump, the Company's two remaining hotels and apartelle continue to register satisfactory occupancy rates. The nine-month average occupancy rates of Holiday-Inn Galleria Manila (HIGM), Cebu Midtown Hotel and Robinsons Apartelle in Mandaluyong stood at 76%, 80% and 37%, respectively. The Hotel's EBIT, EBITDA and Net Income before Income Tax presented a material increase of 149%, 80% and 154%, respectively due to higher occupancy rate.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱220.5 million, as against last year's ₱167.9 million. The increase in revenue can be attributed to higher project completion. The Division's EBIT, EBITDA and Net Income Before Income Tax has shown an increase of 70%, 67% and 70%, respectively from last year's figures, because of higher realized revenues and income from its in-house financing.

Real Estate cost increased slightly by 11% from ₱1.0 billion last year to ₱1.1 billion mainly due to higher depreciation cost this year; while hotel operations registered a 32% decrease compared to last year's due to the closure of Manila Midtown Hotel. General and Administrative expense increased by 14% mainly due to additional malls. There was a material decrease in Other Charges, from ₱30.8 million last year to ₱2.3 million this year. This was brought about by higher miscellaneous fees from housing and high-rise operations.

TELECOMMUNICATIONS

DIGITEL's consolidated net revenues rose to ₱5,319.0 million for the nine months ended September 30, 2004, an 11.59% increase from ₱4,766.7 million for the nine months ended September 30, 2003.

The increase in consolidated net revenues was attributable to the ₱1,060.1 million revenue by the wireless segment of the company's business in 2004 as compared to the ₱743.8 million contribution in 2003 since its launching on March 29, 2003. Further, this was boosted by the strong growth in international toll revenues by ₱312.5 million or 23.64% due to higher inbound rates coupled with higher inbound traffic.

Consolidated costs and expenses amounted to ₱5,436.2 million for the nine months ended September 30, 2004, or an 9.24% increase from ₱4,976.6 million for the nine months ended September 30, 2003. The increase was attributable mainly to higher operating expenses of its wireless business such as rental, advertising commission, repairs and provision for doubtful expenses by ₱513.3 million.

As a result of the foregoing, DIGITEL incurred a consolidated operating loss of ₱117.2 million for the nine months ended September 30, 2004 compared to ₱209.9 million for the same period in 2003.

Consolidated other charges – net (principally interest expense, net of interest income) amounted to ₱1,031.3 million for the nine months ended September 30, 2004. The 23.3% increase from ₱836.5 million for the nine months ended September 30, 2003 was mainly due to higher interest on leased assets and new loans posted this year. As a result, consolidated pre-tax accounting loss amounted to ₱1,148.6 million for the nine months ended September 30, 2004 compared to ₱1,046.4 million for the nine months ended September 30, 2003.

DIGITEL registered a consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) of ₱1,661.7 million despite a consolidated net loss of ₱1,078.1 million for the nine months ended September 30, 2004. For the nine months ended September 30, 2003, consolidated EBITDA was ₱1,813.4 million while consolidated net loss was ₱722.8 million.

TEXTILES

Litton Mills, Inc.'s reported revenue for the nine-month period ended June 30, 2004 amounted to ₱1.98 billion, significantly high by 41% over last year's ₱1.40 billion. This is attributed to the increase in sales volume of woven category by 52%. Operating expenses decreased by 13% as compared to last year same period. As a result, net income amounted to ₱154.6 million from last year's ₱12.3 million.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue remained flat during the period from last year's ₱4.98 billion to this year's ₱4.93 billion, as a result of increase in average selling price by 20% offset by drop in sales volume by 17%. As of June 30, 2004, operating expenses decreased by 15%, which narrowed the Company's net loss to ₱176.1 million from last year's ₱233.2 million.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱5.59 billion for the nine-month period ended September 30, 2004, a 29% increase over last year's ₱4.35 billion for the same period. Domestic operations reported 33% revenue growth due to bigger market share while regional operations registered 11% growth. Substantial increase in revenues to date have resulted to this year's net income of ₱373 million, a complete turnaround from last year's net loss of ₱30 million.

EQUITY EARNINGS

Equity earnings were reported at ₱752.6 million for the nine-month period ended September 30, 2004, up by 28.9% from last year's equity earnings of ₱584.0 million. The growth was attributable to higher equity earnings from United Industrial Corp., Limited and First Private Power Corporation.

Financial Position

September 30, 2004 vs. December 31, 2003

As of September 30, 2004, the Company's balance sheet remains solid, with consolidated assets of ₱174.75 billion from ₱173.22 billion as of December 31, 2003.

Cash and cash equivalents decreased from ₱10.03 billion as of December 31, 2003 to ₱7.23 billion as of September 30, 2004. The principal sources of cash were from operating activities amounting to ₱5.77 billion. As of September 30, 2004, net cash used in investing activities and in financing activities amounted to ₱4.87 billion and ₱3.70 billion, respectively. Temporary cash investments, which consist mostly of investments in debt securities, went down by 15.1% from ₱27.87 billion as of December 31, 2003 to ₱23.65 billion as of September 30, 2004. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from

₱37.90 billion as of year-end 2003 to ₱30.88 billion as the Company paid down certain of its borrowings. The Company does not expect any liquidity problems that may arise in the near future.

Inventories grew by 17.3% from ₱8.52 billion as of December 31, 2003 to ₱9.99 billion as of September 30, 2004 mainly due to increase in raw material inventories of food business.

Other current assets increased by 28.5% from ₱2.91 billion as of year end 2003 to ₱3.73 billion as of September 30, 2004 due to higher input tax during the period.

Property, plant and equipment increased by 5.1% from ₱67.93 billion as of year end 2003 to ₱71.45 billion as of September 30, 2004. This is mainly attributable to Digitel's continuous capital expenditures for its mobile phone operations.

Accounts payable and accrued expenses increased by 16.5% from ₱16.40 billion as of year-end 2003 to ₱19.10 billion mainly due to higher trade payables and accrued expenses and increased finance liabilities.

Notes payable decreased by 13.9% from ₱11.13 billion as of December 31, 2003 to ₱9.59 billion as of September 30, 2004 due to partial payment of bank loans during the period.

Estimated land development costs went up by 11.8% to ₱587.7 in 2004 million from ₱525.7 million in 2003 due to real estate business' additional cost of a certain project.

Income tax payable increased from ₱73.5 million as of year end 2003 to ₱422.5 million as of September 30, 2004 due to higher provision for income tax during the period.

Customers' deposits and other current liabilities grew from ₱2.64 billion to ₱3.25 billion mainly due to increased customers' deposit by 27%, particularly came from property sector.

Long-term debt, including current portion, went down by 9.9% from ₱69.16 billion as of December 31, 2003 to ₱62.29 billion due to maturity of outstanding balance of JG 04 bond in March 2004 and the partial payment of supplier's credit agreement.

Due to affiliated companies and other liabilities increased to ₱6.68 billion as of September 30, 2004 from ₱3.81 billion as of December 31, 2003.

Stockholders' equity grew to ₱62.02 billion as of September 30, 2004 from ₱58.23 billion at the end of 2003. The Company issued 434.1 million preferred shares during the third quarter of the year, which contributed to the increase in stockholders' equity aside from the net income generated during the period. Book value per share improved from ₱8.57 per share as of December 31, 2003 to ₱9.12 per share as of September 30, 2004.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of September 30, 2004 and December 31, 2003 and for the nine months ended September 30, 2004 and 2003:

- Revenues amounted to ₱44.53 billion for the nine months ended September 30, 2004, up by 12.5% from last year's ₱39.59 billion.
- EBIT increased to ₱6.69 billion as against last year's ₱5.61 billion.

- EBITDA slightly increased from ₱10.50 billion in 2003 to ₱11.42 billion for the nine months ended September 30, 2004. Excluding nonrecurring loss in 2004, EBITDA would have increased by 9.2% to ₱11.48 billion from last year's ₱10.52 billion.
- As of September 30, 2004, current ratio stood at 1.49:1 compared to 1.50:1 as of December 31, 2003.
- Financial debt to equity ratio stood at 1.16:1 in 2004 as against 1.38.1 in 2003 while Net debt to equity ratio decreased to 0.66:1 from 0.73:1 as of December 31, 2003.

The manner by which the Company calculates the above key performance indicators for both year-end 2004 and 2003 is as follows:

- Revenues;
- EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Nonrecurring items;
- EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Nonrecurring items and Depreciation & amortization;
- Current Ratio computed as Current assets divided by current liabilities; and
- Financial Debt to Equity ratio computed as total financial debt divided by total equity. Net Debt to equity ratio computed as total financial debt less cash and temporary investments over total equity.

As of September 30, 2004, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date 11-12-2004

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 11-12-2004

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 11-12-2004

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	September 30, 2004 (Unaudited)	December 31, 2003 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P7,232,627**	P10,030,588
Temporary investments - net	**23,651,993**	27,870,107
Receivables - net	**17,086,009**	16,229,244
Inventories - net (Note 2)	**9,992,287**	8,517,514
Other current assets	**3,733,265**	2,905,355
Total Current Assets	**61,696,181**	65,552,808
Investments in Associates and Advances - net	**18,626,584**	17,880,784
Investments in Real Properties - net	**17,531,995**	16,654,541
Property, Plant and Equipment - net	**71,446,916**	67,929,637
Other Assets	**5,452,821**	5,201,337
	P174,754,497	P173,219,107
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P19,099,393**	P16,399,669
Notes payable	**9,586,637**	11,128,217
Current portion of long-term debt (Note 3)	**8,325,325**	12,878,787
Estimated land development costs	**587,665**	525,735
Income tax payable	**422,536**	73,506
Customers' deposits and other current liabilities	**3,250,548**	2,643,291
Total Current Liabilities	**41,272,104**	43,649,205
Long-term Debt - net of current portion (Note 3)	**53,968,583**	56,279,893
Due to Affiliated Companies and Other Liabilities	**6,678,909**	3,809,582
Total Liabilities	**101,919,596**	103,738,680
Minority Interest in Consolidated Subsidiaries	**10,818,491**	11,253,504
Stockholders' Equity	**62,016,410**	58,226,923
	P174,754,497	P173,219,107

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per Share Amounts)

	Quarters Ended September 30		Nine Months Ended September 30	
	2004	2003	**2004**	2003
REVENUES				
Foods	**P6,477,762**	P5,515,113	**P19,891,796**	P17,118,447
Telecommunications	**1,824,336**	1,645,027	**5,318,989**	4,766,696
Air transportation	**1,653,384**	1,466,141	**5,591,760**	4,345,722
Real estate and hotels	**1,112,398**	1,112,743	**3,231,707**	3,057,266
Petrochemicals	**1,459,181**	1,586,848	**4,932,219**	4,984,812
Textiles and other supplementary businesses	**810,374**	570,938	**2,098,764**	1,884,834
Equity in net earnings of associates	**286,544**	154,064	**752,589**	584,040
Interest, investment and other income	**1,049,318**	1,160,390	**2,707,191**	2,846,639
	14,673,297	13,211,264	**44,525,015**	39,588,456
COST AND EXPENSES				
Cost of sales and services	**8,906,610**	7,970,320	**26,793,281**	23,926,201
Operating and other expenses	**3,756,664**	3,674,811	**11,255,671**	10,217,215
Interest expense	**1,467,087**	1,430,212	**4,379,319**	3,785,439
	14,130,361	13,075,343	**42,428,271**	37,928,855
NET OPERATING INCOME	**542,936**	135,921	**2,096,744**	1,659,601
OTHER INCOME (EXPENSES) - net	**(214,287)**	(194,063)	**(218,832)**	(43,572)
INCOME BEFORE PROVISION FOR INCOME TAX AND NET LOSSES APPLICABLE TO MINORITY INTEREST	**328,649**	(58,142)	**1,877,912**	1,616,029
PROVISION FOR (BENEFIT FROM) INCOME TAX				
Current	**32,787**	(60,856)	**383,097**	267,974
Deferred	**36,290**	9,196	**66,643**	(233,582)
	69,077	(51,660)	**449,740**	34,392
INCOME BEFORE NET LOSSES APPLICABLE TO MINORITY INTEREST	**259,572**	(6,482)	**1,428,172**	1,581,637
NET LOSSES APPLICABLE TO MINORITY INTEREST	**162,784**	56,481	**369,363**	190,804
NET INCOME	**P422,356**	P49,999	**P1,797,535**	P1,772,441
Earnings Per Share (Note 4)	**P0.06**	P0.01	**P0.26**	P0.26

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on September 30, 2003 Unaudited Consolidated Financials Statements were restated to conform with the September 30, 2004 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Nine Months Ended September 30	
	2004	2003
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Preferred - 426,900,000 shares (Note 6)	**426,900**	-
Additional paid-in capital	**7,642,633**	5,961,714
Accumulated translation adjustment	**1,298,507**	1,062,616
Retained earnings		
Beginning	**44,881,325**	42,652,458
Effect of adoption of SFAS/IAS 37 and 38 (Note 1)	**-**	(517,052)
As restated	**44,881,325**	42,135,406
Net income	**1,797,535**	1,772,441
Cash dividends (P0.03 a share in 2004 and 2003)	**(203,916)**	(203,916)
End	**46,474,944**	43,703,931
Treasury stock -at cost	**(721,848)**	(721,848)
	P62,016,410	P56,901,687

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Nine Months Ended September 30	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax and net earnings (losses) applicable to minority interest	**P1,428,172**	P1,581,637
Adjustments for:		
Depreciation and amortization	**4,794,010**	4,909,044
Interest expense	**4,379,319**	3,785,439
Interest income	**(2,484,558)**	(1,992,769)
Provision for doubtful accounts	**470,632**	312,105
Equity in net earnings of associates	**(752,589)**	(584,040)
Operating income before working capital changes	**7,834,986**	8,011,416
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(1,267,224)**	(995,255)
Inventories	**(1,474,773)**	(1,165,387)
Other current assets	**(827,910)**	(144,859)
Other assets	**(402,510)**	841,305
Increase (decrease) in:		
Accounts payable and accrued expenses	**3,030,288**	(1,457,278)
Income tax payable	**349,030**	156.496
Customers' deposits and other current liabilities	**607,256**	26,000
Net cash generated from operations	**7,849,143**	5,272,438
Interest received	**2,424,385**	1,371,502
Interest paid	**(4,505,967)**	(2,616,583)
Net cash provided by (used in) operating activities	**5,767,561**	4,027,357
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	**4,218,114**	(15,483 134)
Investments in associates and advances	**(109,078)**	(100,532)
Property, plant and equipment	**(8,160,263)**	(7,757,749)
Investments in real properties	**(815,524)**	(529,806)
Net cash provided by (used in) investing activities	**(4,866,751)**	(23,871,221)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	**(1,541,579)**	2,722,861
Long-term debt	**(6,864,772)**	24,838,442
Due to affiliated companies and other liabilities	**2,869,327**	(1,524,211)
Minority interest in consolidated subsidiaries	**(65,650)**	1,862,822
Preferred stock issuance	**2,107,819**	-
Cash dividends paid	**(203,916)**	(203,916)
Net cash provided by (used in) financing activities	**(3,698,771)**	27,695,998
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(P2,797,961)**	P7,852,134
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**10,030,588**	8,059,424
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P7,232,627**	P15,911,558

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Among others, the Group adopted the following accounting standards effective January 1, 2003.

Statement of Financial Accounting Standards (SFAS) 37/International Accounting Standard (IAS) 37, *Provisions, Contingent Liabilities and Contingent Assets,* provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Accordingly, certain subsidiaries changed their method of accounting for provisions, contingent liabilities and contingent assets.

SFAS 38/IAS 38, *Intangible Assets,* establishes the criteria for the recognition and measurement of intangible assets. It also requires that the expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, certain subsidiaries changed their method of accounting for developmental and preoperating expenses and reversed their unamortized developmental and preoperating expenses to conform to the standard. Previously, such expenses were deferred and amortized.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the nine months ended September 30, 2004 and 2003 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	**2004**	2003
Foods		
Universal Robina Corporation and Subsidiaries	**86.12**	86.10
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**91.89**	91.87
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.90**	49.90
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00

	Effective Percentage of Ownership	
	2004	2003
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	82.28
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Cambridge Electronics Corporation (CEC)	**-**	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

On July 11, 2003, the Board of Directors of CEC approved the closure of CEC. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003. Prior year consolidated financial statements were not restated.

2. INVENTORIES

Inventories consist of:	**September 30, 2004 (Unaudited)**	December 31, 2003 (Audited)
At cost:		
Finished Goods	**P1,830,486**	P1,851,326
Raw materials	**2,480,450**	1,916,538
Materials in-transit	**1,632,002**	1,014,941
	5,942,938	4,782,805
At net realizable value:		
Work-in-process	**394,584**	350,366
Spare parts, packaging materials and other supplies	**2,432,025**	2,002,055
Poultry and hog breeder stock, market stock and by-products	**539,338**	539,561
Subdivision land and condominium and residential units for sale	**844,658**	959,610
Allowance for inventory obsolescence	**(161,256)**	(116,883)
	4,049,349	3,734,709
	P9,992,287	P8,517,514

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	September 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	**P 4,600,676**	P 5,170,574
Loan from a foreign bank due 2011	**1,664,886**	-
Philippine Peso:		
Borrowing from a local bank	**1,000,000**	1,000,000
	7,265,562	6,170,574
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	**6,043,114**	13,665,737
US$200 million 8.375% Notes Due 2004	**-**	4,323,757
US$100 million 8 3/8% Notes Due 2006	**2,961,992**	2,893,500
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility Agreement Due 2006	**5,025,447**	4,852,658
US$ 100 million 9.25% Notes Due 2006	**5,486,910**	5,419,635
US$ 300 million 8.25% Notes Due 2008	**16,488,868**	16,286,698
US$ 125 million, 9% Guaranteed Notes Due 2008 interest payable on February 6 and August 6 of each year	**7,022,000**	6,859,625
Zero Coupon 12% Convertible Bonds Due 2013	**11,047**	10,911
Various bank borrowings	**6,910,959**	3,377,326
Minimum capacity purchase agreement	**534,622**	750,411
	50,484,959	58,440,258
Philippine Pesos:		
Capital lease obligation	**2,475,540**	2,475,540
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	**67,847**	72,308
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	**1,000,000**	1,000,000
P1,000 million Bonds	**1,000,000**	1,000,000
	4,543,387	4,547,848
	62,293,908	69,158,680
Less current portion	**8,325,325**	12,878,787
	P 53,968,583	P 56,279,893

The exchange rate used to restate the foreign currency denominated long-term borrowings as of September 30, 2004 was P56.276:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P56.176:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of September 30, 2004 and 2003:

	Quarters Ended September 30		Nine Months Ended September 30	
	2004	2003	**2004**	2003
Net income	**P 422,356**	P 49,999	**P 1,797,535**	P 1,772,441
Add interest expense on convertible bonds	-	38,918	-	151,458
Net income applicable to common stock	**P 422,356**	P 88,917	**P 1,797,535**	P 1,923,899
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	**6,797,191,657**	6,797,191,657
Potential common shares on convertible bonds	-	214,748,992	-	214,748,992
Common and potential common shares from assumed conversion	**7,011,940,649**	7,011,940,649	**6,797,191,657**	7,011,940,649
Earnings per share				
Basic	**P 0.06**	P 0.01	**P 0.26**	P 0.26
Diluted	-	P 0.01	-	P 0.27

As of September 30, 2003 the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in September 30, 2004 was no longer computed.

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of September 30 is summarized as follows:

	REVENUES		EXPENSES	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 19,891,796**	P 17,118,447	**P 18,674,708**	P 16,173,705
Telecommunications	**5,318,989**	4,766,696	**5,856,973**	5,127,373
Petrochemicals	**4,932,219**	4,984,812	**5,077,117**	5,119,101
Air transportation	**5,591,760**	4,345,722	**5,345,680**	4,375,311
Real estate & hotels	**3,231,707**	3,057,266	**2,482,417**	2,430,339
Textiles	**1,978,346**	1,400,318	**1,823,751**	1,388,020
Other supplementary business	**120,418**	484,516	**128,379**	559,149
Textiles and other supplementary business	**2,098,764**	1,884,834	**1,952,130**	1,947,169
Parent/International, capital and financial services	**3,459,780**	3,430,679	**3,338,455**	2,643,017
	P 44,525,015	P 39,588,456	**P 42,727,480**	P 37,816,015

	NET INCOME		TOTAL ASSETS	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 1,217,088**	P 944,742	**P 44,380,697**	P 45,142,443
Telecommunications	**(537,984)**	(360,677)	**50,407,322**	42,938,990
Petrochemicals	**(144,898)**	(134,289)	**11,716,737**	12,156,062
Air transportation	**246,080**	(29,589)	**3,183,047**	4,828,888
Real estate & hotels	**749,290**	626,927	**21,673,344**	20,500,384
Textiles	**154,595**	12,298	**3,607,477**	4,762,415
Other supplementary business	**(7,961)**	(74,633)	**514,367**	-
Textiles and other supplementary business	**146,634**	(62,335)	**4,121,844**	4,762,415
Parent/International, capital and financial services	**121,325**	787,662	**39,271,506**	44,697,108
	P 1,797,535	P 1,772,441	**P174,754,497**	P 175,026,290

	LIABILITIES		NET ASSETS	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 25,617,789**	P 27,599,150	**P 18,762,908**	P 17,543,293
Telecommunications	**46,076,797**	37,801,170	**4,330,525**	5,137,820
Petrochemicals	**5,683,675**	6,014,515	**6,033,062**	6,141,547
Air transportation	**2,244,265**	4,444,467	**938,782**	384,421
Real estate & hotels	**10,129,437**	9,637,594	**11,543,907**	10,862,790
Textiles and other supplementary business	**1,812,893**	2,919,991	**2,308,951**	1,842,424
Parent/International, capital and financial services	**21,173,231**	29,707,716	**18,098,275**	14,989,392
	P112,738,087	P 118,124,603	**P 62,016,410**	P 56,901,687

6. OTHER EVENTS

On March 18, 2004, the stockholders approved the amendment of the Parent Company's Articles of Incorporation reclassifying a portion of the Parent Company's common shares into preferred shares.

On March 24, 2004, the Securities and Exchange Commission approved the reclassification of the Parent Company's authorized capital stock from 14,850,800,000 common shares to 12,850,800,000 common shares and 2,000,000,000 preferred shares with par value of P1.00.

On July 29, 2004, the Parent Company issued 255,000,000 redeemable and non-voting preferred shares at an issue price of P5.00 per share.

On August 5, 2004, the Parent Company issued 171,900,000 redeemable and non-voting preferred shares at an issue price of P5.00 per share.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
September 30, 2004
(In Thousand Pesos)

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	9,540,219	6,882,042	2,658,177
Less: Allowance for doubtful accounts	(1,975,068)	-	(1,975,068)
NET TRADE RECEIVABLES	7,565,151	6,882,042	683,109
NON-TRADE RECEIVABLES			
Finance receivables	2,454,546	2,454,546	-
Others	7,066,312	5,865,038	1,201,274
	9,520,858	8,319,584	1,201,274
	17,086,009	15,201,626	1,884,383